CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049

July 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	CytRx Corporation

Registration Statement on Form S-3, as amended

Filed on April 22, 2021

File No. 333-255431 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, CytRx Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on July 12, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

CytRx Corporation

By:	/s/ Steven A. Kriegsman
Steven A. Kriegsman
Chairman and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP